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ERNST & YOUNG



Securities and Exchange Commission                              14 December 2005
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated December 14, 2005, of Narrowstep Inc. and are in agreement with the statements contained in the first, second, third and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2005 financial statements.

Yours faithfully


/s/ Ernst & Young LLP
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Ernst & Young LLP